SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios, 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Reports Net Revenues of R$562mm and EPS of R$0.38 for 2Q05
Brazil’s Low-fare, Low-cost Airline Reports 15% increase in Earnings per ADS

São Paulo, August 02, 2005 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-fare, low-cost airline, today announced financial results for the second quarter of 2005 (2Q05). The following financial and operating information, unless otherwise indicated, is presented pursuant to US GAAP and in Brazilian reais (R$), and comparisons refer to the second quarter of 2004 (2Q04). Additionally, financial statements in BR GAAP are made available at the end of this release.

IR Contact	OPERATING & FINANCIAL HIGHLIGHTS
Email: ri@golnaweb.com.br
Tel: (55 11) 5033-4393	Net income for the quarter was R$73.4mm (US$ 29.6mm), representing a 13.1% net margin. Earnings per share (EPS), at R$0.38 (US$ 0.31 per ADS), were in line with Street estimates.
IR Website: www.voegol.com.br/ir

EBITDAR increased by 6.0% to R$155.7mm, representing an EBITDAR margin of 27.7%. Fuel-neutral operating income increased by 38% to R$127.7mm, representing a fuel-neutral EBIT margin of 22.7%. Cash, cash equivalents and short-term investments amounted to R$942.8mm. GOL now has one of the lowest total debt (including total off-balance minimum lease payments) to total capitalization ratios in the airline industry worldwide.

2Q05 Earnings Results
Webcasts

Date: Tuesday, August 2, 2005
Times:
> In English (US GAAP)
10:30 a.m. US EST
11:30 a.m. Brasília Time
Revenue passenger kilometers increased 57.3% from 1,423 million in 2Q04 to 2,239 million in 2Q05. Available seat kilometers increased 49.4% from 2,065 million in 2Q04 to 3,086 million in 2Q05. Average load factor increased 3.7 percentage points to 72.6% while average yields decreased 11.0% to 23.40 cents (R$) resulting in a decrease in RASK of 2% to 18.22 cents (R$). Net revenues totaled R$562.2mm, representing growth of 45.8%. GOL’s domestic regular air transportation market-share at the end of 2Q05 was 29%.

Tel: +1 (973) 582-2757
Replay: +1 (973) 341-3080
Code: 6267630 or GOL
> In Portuguese (US GAAP)
11:30 a.m. US EST
12:30 p.m. Brasília Time
Tel.: +55 (11) 2101-1490
Replay: +55 (11) 2101-1490
Código: GOL

Completion of scheduled flights and on-time arrivals averaged 97% and 98%, respectively. Passenger complaints and lost baggage per 1,000 passengers averaged 0.44 and 0.91, respectively. GOL’s website accounted for 78% of total ticket sales during the quarter.

APIMEC Presentation to
Analysts and Investors

Date: Tuesday, August 9, 2005
Time: 9:00 a.m.

In 2Q05, GOL inaugurated one new destination: Sao Jose do Rio Preto. During 2H05, GOL plans to add regular service to Boa Vista, Brazil; Santa Cruz de La Sierra, Bolivia; Montevideo, Uruguay; and Asunción, Paraguay.

Local:
BOVESPA Auditorium
Rua XV de Novembro, 275, 1st Floor
Downtown São Paulo

Four leased Boeing 737 NG aircraft were added during 2Q05, increasing the fleet size to 34 aircraft. Eight more leased aircraft will join the fleet in 2H05. GOL finished July with a total of 36 aircraft in its fleet.

- 1 / 20 -

On April 27, 2005, GOL successfully priced a US$236 million follow-on share offering, including the over-allotment option. GOL sold 7,725,811 primary shares (3,862,905 ADS equivalents) and AIG Capital Partners sold 9,179,189 secondary shares (4,589,595 ADS equivalents). As a result of the offering, GOL’s free float increased to 26.1% of total shares outstanding.

In May 2005, GOL’s PN shares were included in the IBr-X Index (0.67% weight, 28th ranking) and MSCI Indices (Brazil – 0.44% weight, Latin America – 0.22% weight, Emerging Markets – 0.06% weight), reflecting the liquidity of GOL’s shares on the Brazilian stock exchange.

In July 2005, GOL signed an agreement with Amadeus for the distribution of GOL’s flight and fare information to over 67,000 travel agencies in 217 markets around the world. GOL also announced a potential partnership with ITA of Mexico to create a low-cost carrier in the Mexican market. Additionally, GOL advanced in its plans to construct a new 182,214 square foot Aircraft Maintenance Center at Confins Airport in Minas Gerais, expected to be in operation by early 2006 at a cost of R$30.5mm.

On July 25, 2005, GOL increased the size of its Boeing aircraft purchase order to 101 aircraft. GOL exercised 30 additional purchase options for 737-800 Next Generation aircraft, to be delivered between 2008 and 2012, increasing the number of firm orders to 60 aircraft. GOL also increased its purchase options to 41.

In recent months, GOL received recognition for its excellence among the world’s airlines. GOL was named Aviation Week & Space Technology´s #1 airline in its annual worldwide competitiveness survey, in the category of airlines with revenues under one billion dollars. The GOL brand was ranked the eighth most valuable Brazilian brand (valued at US$326 million) in Isto É Dinheiro magazine’s annual study conducted by Interbrand. Also, GOL was recognized as the most profitable airline in the world in Europe’s Airline Business annual survey.

Financial & Operating Highlights (US GAAP)	2Q05	2Q04	% Change	1Q05	% Change

RPKs (mm)	2,239	1,423	57.3%	2,002	11.8%
ASKs (mm)	3,086	2,065	49.4%	2,728	13.1%
Load Factor	72.6%	68.9%	3.7 pp	73.4%	-0.8 pp
Passenger Revenue per ASK (R$ cents)	17.0	18.1	-6.1%	20.7	-17.9%
Operating Revenue per ASK (R$ cents) (“RASK”)	18.2	18.7	-2.4%	21.6	-15.6%
Operating Cost per ASK (R$ cents) (“CASK”)	15.5	14.2	9.0%	15.1	2.4%
Operating Cost ex-fuel per ASK (R$ cents)	9.2	9.5	-2.7%	9.7	-5.2%
Breakeven Load Factor	61.6%	54.0%	7.6 pp	51.3%	10.3 pp
Net Revenues (R$ mm)	562.2	385.5	45.8%	589.2	-4.6%
EBITDAR (R$ mm)	155.7	146.9	6.0%	236.0	-34.0%
EBITDAR Margin	27.7%	38.1%	-10.4 pp	40.1%	-12.4 pp
Operating Income (R$ mm)	85.0	92.8	-8.4%	177.3	-52.1%
Operating Margin	15.1%	24.0%	-8.9 pp	30.1%	-15.0 pp
Net Income (R$ mm)	73.4	73.2	0.2%	131.1	-44.0%
Net Income Margin	13.1%	19.0%	-5.9 pp	22.3%	-9.2 pp
Earnings per Share (R$ )	R$ 0.38	R$ 0.42	-9.5%	R$ 0.70	-45.7%
Earnings per ADS Equivalent (US$ )	$0.31	$0.27	14.8%	$0.52	-40.4%
Weighted average number of shares, basic	192,914,653	175,043,243	10.2%	187,543,243	2.9%
Weighted average number of ADS, basic	96,457,327	87,521,621	10.2%	93,771,621	2.9%

- 2 / 20 -

MANAGEMENT’S COMMENTS ON 2Q05 RESULTS

GOL’s performance in the second quarter of 2005 demonstrated the Company’s ability to grow capacity significantly while maintaining profitability, even during periods of extremely high fuel prices. “GOL remains committed to its virtuous cycle of maintaining low costs, allowing us to offer the lowest fares and achieve the highest load factors in the Brazilian market, thereby driving industry-leading profitability,” commented Constantino de Oliveira Junior, GOL’s CEO. Mr. Oliveira added, “Through the addition of aircraft and flight frequencies during the quarter, GOL significantly increased its domestic market share to 29% and achieved a position as the second-largest domestic airline in Brazil.”

GOL’s results in the second quarter of 2005 were in line with the guidance that the Company had articulated to the market. GOL continued to show the highest load factors in the Brazilian market and the highest aircraft utilization in the world, while maintaining market cost leadership. During the quarter, GOL’s load factor increased 3.7 percentage points to 73%, aircraft utilization remained at 14 block hours per day, while operating costs decreased, excluding fuel.

Jet fuel per available seat kilometers (ASK) increased 33% year-over-year and accounted for a 9%, or $1.3 cents (R$) per ASK, increase in GOL’s operating cost per seat kilometer (CASK) to 15.5 cents (R$). GOL’s non-fuel CASK, at 9.2 cents (R$), showed significant improvement. Non-fuel CASK decreased 3% in the year-over-year comparison, despite a 49% 2Q05 increase in employees in preparation for our planned 65% capacity expansion in 2H05, a 5.8% inflation adjustment on salaries effected in 4Q04, provisions for employee profit sharing, a 46% increase in fleet size, and a 26% increase in average landing fees.

Cost reductions were driven by increased productivity, reductions in sales expenses and a 19% Brazilian Real appreciation. The 33% increase in fuel CASK contributed to the 8% reduction in operating profits. Fuel-neutral operating income increased 38% in the year-over-year comparison. Using 2Q04 fuel costs, pro-forma operating income was R$128mm in 2Q05, representing a 23% operating margin. The Company has hedged approximately 55% of its short-term fuel price exposure for 3Q05. “Our absolute market cost leadership, represented by a stage-length adjusted CASK more than 30% lower than our closest competitor, is key to our virtuous cycle, and allows us to provide the lowest fares and the best customer value proposition in the market,” commented Richard Lark, GOL’s CFO.

In terms of future perspectives, besides maintaining high levels of productivity and profitability, short-term growth will be driven by the addition of new aircraft, new destinations and new frequencies in existing routes. The addition of eight Boeing 737 aircraft to the fleet in the second half of 2005 will increase seat capacity by 65% year-over-year.

GOL remains committed to its strategy of profitable expansion through a low cost structure and high quality customer service. “We are very proud that more than 30 million customers have chosen to fly GOL, and we continue to make every effort to offer them the best in air travel: new planes, frequent flights in the main markets, an ever-expanding route system and lower prices; all of which is delivered by our dedicated team of employees who are key to our success," stated Mr. Oliveira. “By remaining focused on our business model, while continuing to grow, be innovative and provide the lowest fares, we will further create value for our customers, employees and shareholders.”

- 3 / 20 -

REVENUES

Net operating revenues, 93% of which are revenues from passenger transportation, increased 40.3% to R$524.5mm, primarily due to higher revenue passenger kilometers (RPK), offset by lower yields. RPK growth was driven by a 38% increase in departures, as well as an increase in load factor from 68.9% to 72.6% . RPKs grew 57.3% to 2,239 million, and revenue passengers grew 45.9% to 3.1 million.

Average fares decreased 3.6% from R$181 to R$175, principally due to our March fare re-alignment. Yields declined 11.0% to 23.40 cents (R$) per passenger kilometer, due to our focus on reducing fares, as well as increased price competition during the quarter due to the end of the TAM-Varig code share (which had been in effect since 2003).

Complementing net operating revenues, cargo transportation activities primarily contributed to the expansion of other operating revenues, which increased from R$11.7mm to R$37.7mm.

The 49.4% year-over-year capacity expansion, represented by ASK, facilitated the addition of 52 new flight frequencies (including 26 night flights) and one new destination in 2Q05. The addition of an average of four operating aircraft during the quarter (from 22 to 32 aircraft in the year-over-year comparison) drove the ASK increase.

Operating revenue per available seat kilometer (RASK) decreased 2.4% from R$18.67 cents in 2Q04 to R$18.22 cents in 2Q05.

The growth in RPKs resulted in a higher domestic market share for GOL, reaching 29% in the end of 2Q05, compared to 22% in the end of 2Q04. Through its first regular international flights to Buenos Aires, Argentina, GOL achieved an international market share of 2% in the same period. Approximately 5% of GOL’s total RPKs were related to Brazil-Buenos Aires passenger traffic.

OPERATING EXPENSES

Operating expenses per ASK decreased by 2.7%, excluding fuel, in the quarter. Total CASK increased 9.0%, to 15.5 cents (R$), primarily as a result of increases in aircraft fuel expenses per ASK, partially offset by a higher productivity and by a greater dilution of our fixed costs over a higher number of ASKs. Total operating expenses increased 63%, reaching R$477.2mm, due to extremely high fuel prices and the expansion of our operations (fleet and headcount expansion, a higher volume of landing fees and marketing activities). Over the quarter, fuel price increases led to an increase of R$95.5mm in operating expenses. Breakeven load factor increased from 54% to 62%.

Results from GOL’s operating expense (jet fuel and USD-related) hedging programs are accounted for in accordance with SFAS 133 (Statement of Financial Accounting Standard No 133), “Accounting of Derivatives and Hedging Activities.”

- 4 / 20 -

The breakdown of our costs and operational expenses for 2Q05, 2Q04 and 1Q05 is as follows:

Operating Expenses (R$ cents / ASK)
	2Q05	2Q04	% Chg.	1Q05	% Chg.

Salaries, wages and benefits	1.83	1.46	25.3%	2.00	-8.5%
Aircraft fuel	6.24	4.70	32.8%	5.36	16.4%
Aircraft rent	2.02	2.39	-15.5%	1.90	6.3%
Aircraft insurance	0.24	0.29	-17.2%	0.22	9.1%
Sales and marketing	2.55	2.60	-1.9%	2.64	-3.4%
Landing fees	0.69	0.64	7.8%	0.70	-1.4%
Aircraft and traffic servicing	0.64	0.93	-31.2%	0.65	-1.5%
Maintenance, materials and repairs	0.34	0.17	100.0%	0.51	-33.3%
Depreciation	0.27	0.23	17.4%	0.25	8.0%
Other operating expenses	0.64	0.77	-16.9%	0.87	-26.4%

Total operating expenses	15.46	14.18	9.0%	15.10	2.4%

Operating expenses ex- fuel	9.22	9.48	-2.7%	9.74	-5.3%

Total Operating Expenses Fuel-Neutral 2Q04	14.08	14.18	-0.7%	-	-

Total Operating Expenses Fuel-Neutral 1Q05	14.67	-	-	15.10	-2.8%

Operating Expenses (R$ million)
	2Q05	2Q04	% Chg.	1Q05	% Chg.
Salaries, wages and benefits	56.5	30.1	88.1%	54.6	3.5%
Aircraft fuel	192.6	97.1	98.4%	146.2	31.7%
Aircraft rent	62.4	49.3	26.4%	51.9	20.2%
Aircraft insurance	7.5	5.9	26.3%	6.0	25.0%
Sales and marketing	78.6	53.8	46.1%	72.1	9.0%
Landing fees	21.4	13.2	61.9%	19.0	12.6%
Aircraft and traffic servicing	19.6	19.2	1.9%	17.8	10.1%
Maintenance, materials and repairs	10.4	3.5	202.5%	13.8	-24.6%
Depreciation	8.3	4.8	72.9%	6.8	22.1%
Other operating expenses	19.9	15.9	25.1%	23.7	-16.0%

Total operating expenses	477.2	292.8	63.0%	411.9	15.9%

Operating expenses ex- fuel	284.6	195.7	45.4%	265.7	7.1%

Total Operating Expenses Fuel-Neutral 2Q04	434.5	292.8	48.4%	-	-

Total Operating Expenses Fuel-Neutral 1Q05	452.7	-	-	411.9	9.9%

Salaries, wages and benefits expenses per available seat kilometer (ASK) increased 25.3% to 1.83 cents (R$) due to a 5.8% inflation adjustment on salaries in 4Q04, a R$4.5mm provision for our employee profit sharing program (2004 profit sharing was expensed in 4Q), and to a 49.1% increase in the number of full-time equivalent employees, from 2,685 to 4,002, related to capacity expansion.

Aircraft fuel expenses per ASK increased 32.8% over 2Q04 to 6.24 cents (R$), due to higher fuel prices per liter. The average fuel cost per liter increase of 20% compared to 2Q04 was primarily due to the 39% increase in the international price for crude oil (WTI), partially offset by the 19% Brazilian Real appreciation. GOL’s hedging program, in conjunction with its fuel efficient fleet and intelligent yield management, has helped to mitigate against increases in jet fuel prices. The Company has hedged approximately 55% of its fuel requirements for 3Q05.

- 5 / 20 -

Aircraft rent per ASK decreased 15.5% to 2.02 cents (R$) in 2Q05 primarily due to a high aircraft utilization rate (14 block hours per day), and a 19% appreciation of the Brazilian Real during the period. GOL’s high aircraft utilization rates are attributable to our standardized fleet, which reduces complexity and turnaround times, and allows an increase in the number of daily flights per aircraft and a 24-hour per day utilization for over 25% of the fleet.

Aircraft insurance expenses per ASK decreased 17.2% due to a reduction in average premium rates, the 19% appreciation of the Brazilian Real against the US dollar, and a higher aircraft utilization rate.

Sales and marketing expenses per ASK decreased 1.9% to 2.55 cents (R$) primarily due to reductions in sales commissions. GOL booked a majority of its ticket sales through a combination of its website (78% during 2Q05) and its call center (9% during 2Q05).

Landing fees per ASK increased 7.8% to 0.69 cents (R$), due to a 38% increase in departures and a 26% increase in average landing tariffs.

Aircraft and traffic servicing expenses per ASK decreased 31.2% to 0.64 cents (R$), as a result of higher productivity and reduced costs of third-party service contracts.

Maintenance, materials and repairs per ASK increased 100.0% to 0.34 cents (R$), primarily due to a one-time insurance re-imbursement in 2Q04 for extraordinary repair services performed in 1Q04 on aircraft GOO, offset by the 19% appreciation of the Brazilian Real.

Depreciation per ASK was 0.27 cents (R$), an 17.4% increase, due to a higher volume of fixed assets, particularly spare parts inventory and, to a lesser extent, the increase of our technology equipment, due to our expansion of operations.

Other operating expenses per ASK were 0.64 cents (R$), a 16.9% decrease when compared to the same period of the previous year, due to higher productivity.

- 6 / 20 -

COMMENTS ON EBITDA AND EBITDAR[1]

The impact of a CASK increase of 1.28 cents (R$) and a 0.45 cents (R$) RASK decrease, resulted in a reduction of EBITDA per available seat kilometer from 4.72 cents (R$) in 2Q04 to 3.03 cents (R$) in 2Q05. GOL was 100% hedged on USD operating expenses in 2Q05, which resulted in R$20mm of operating losses recorded in accordance with SFAS 133. Excluding hedge results, our EBITDA was positively affected by the 49.4% increase in operating capacity, and totaled R$113.2mm compared to R$97.6mm in 2Q04.

EBITDAR Calculation (R$ cents / ASK)
	2Q05	2Q04	Chg. %	1Q05	Chg. %
Net Revenues	18.22	18.67	-2.4%	21.60	-15.6%
Operating Expenses	15.46	14.18	9.0%	15.10	2.4%

EBIT	2.76	4.49	-38.5%	6.50	-57.5%
Depreciation & Amortization	0.27	0.23	17.4%	0.25	8.0%

EBITDA	3.03	4.72	-35.8%	6.75	-55.1%
EBITDA Margin	16.6%	25.3%	-8.7 pp	31.3%	-14.6 pp
Aircraft Rent	2.02	2.39	-15.5%	1.90	6.3%

EBITDAR	5.05	7.11	-29.0%	8.65	-41.6%
EBITDAR Margin	27.7%	38.1%	-10.4 pp	40.0%	-12.3 pp

EBITDAR Calculation (R$ million)
	2Q05	2Q04	Chg. %	1Q05	Chg. %
Net Revenues	562.2	385.5	45.8%	589.2	-4.6%
Operating Expenses	477.2	292.8	63.0%	411.9	15.9%

EBIT	85.0	92.8	-8.4%	177.3	-52.1%
Depreciation & Amortization	8.3	4.8	72.9%	6.8	22.1%

EBITDA	93.3	97.6	-4.4%	184.1	-49.3%
EBITDA Margin	16.6%	25.3%	-8.7 pp	31.2%	-14.6 pp
Aircraft Rent	62.4	49.3	26.4%	51.9	20.2%

EBITDAR	155.7	146.9	6.0%	236.0	-34.0%
EBITDAR Margin	27.7%	38.1%	-10.4 pp	40.1%	-12.4 pp

Aircraft rent represents a significant operating expense for GOL. As GOL leases all of its aircraft, we believe that EBITDAR (equivalent to EBITDA before aircraft rent expenses) is an important measure of operating performance. On a per available seat kilometer basis, EBITDAR was 5.05 cents (R$) in 2Q05, compared to 7.11 cents (R$) in 2Q04. EBITDAR amounted to R$155.7mm in 2Q05, compared to R$146.9mm in the same period last year.

________________________________________
1EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are presented as supplemental information because we believe they are useful indicators of our operating performance and are useful in comparing our performance with other companies in the airline industry. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should also be considered. However, neither figure should be considered in isolation, as a substitute for net income prepared in accordance with US GAAP, BR GAAP or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

- 7 / 20 -

FINANCIAL RESULTS

Interest expense increased R$2.4mm due to a higher amount of short-term working capital debt, related to increased operations, and a negative variation on dollar-denominated deposits (a non-cash effect). Financial income increased R$13.1mm, primarily due to a R$187.1mm increase in cash balances.

Financial Results (R$ thousands)	2Q05	2Q04	1Q05

Financial Expenses
Interest Expense	(5,284)	(2,891)	(5,161)
Exchange variation Loss	(1,681)	-	-
Other	(9,838)	-	(5,194)
Total Financial Expenses	(16,804)	(2,891)	(10,355)

Financial Income
Financial Income	36,248	23,156	29,136
Capitalized Interest	5,677	-	3,444
Exchange variation Gain	-	-	1,290
Total Financial Income	41,925	23,156	33,870

Net Financial Results	25,121	20,265	23,515

NET INCOME AND EARNINGS PER SHARE

Net income in 2Q05 was R$73.4mm, representing a 13.1% net income margin, vs. R$73.2mm of net income in 2Q04.

Net earnings per share, basic, was R$0.38 in 2Q05 compared to R$0.42 in 2Q04. Basic weighted average shares outstanding were 192,914,653 in 2Q05 and 175,043,243 in 2Q04.

Net earnings per share, diluted, was R$0.37 in the 2Q05 compared to R$0.42 in 2Q04. Fully-diluted weighted average shares outstanding were 193,759,282 in 2Q05 and 175,869,511 in 2Q04.

Net earnings per ADS, basic, was US$0.31 in 2Q05 compared to US$0.27 in 2Q04. Basic weighted average ADS outstanding were 96,457,327 in 2Q05 and 87,521,621 in 2Q04.

Net earnings per ADS, diluted, was US$0.31 in the 2Q05 compared to US$0.27 in 2Q04. Fully-diluted weighted average ADS outstanding were 96,879,641 in 2Q05 and 87,934,755 in 2Q04.

GOL’s bylaws provide for a mandatory dividend to common and preferred shareholders of at least 25% of annual net distributable income (i.e., net income after a 5% provisioning of net income as legal reserves) determined in accordance with Brazilian corporation law (BR GAAP). For this purpose, net income was R$162.8mm in the first six months of 2005.

- 8 / 20 -

CASH FLOW

Cash, cash equivalents and short-term investments increased R$187.1mm during 2Q05. Cash from operating activities was R$36.8mm, mainly due to increased earnings from operations (R$73.4mm), partially offset by an increase in accounts receivable (R$33.7mm) and maintenance deposits (R$30.6mm) . The amount deposited for future maintenance (R$322.5mm) currently exceeds the necessary sum to maintain our aircraft due to the low average age of our fleet.

Cash used in investing activities was R$67.5mm, consisting primarily of advances for aircraft acquisition (R$44.9mm) and acquisition of property and equipment (R$28.3mm) . Part of the Company’s cash (R$106.6mm) was invested in highly-liquid short-term instruments with maturities above 90 days. For full-year 2005 we expect capital expenditures of approximately R$300mm, mainly due to increases in advances for aircraft acquisition.

Cash from financing activities during 2Q05 was R$217.8mm, consisting primarily of R$256.7mm in proceeds from the issuance of primary shares, offset by the payment of the fiscal 2004 shareholder dividend (R$60.0mm) .

Cash Flow Summary (R$ million)	2Q05	2Q04	% Change	1Q05	% Change
Net cash provided by operating activities	36.8	12.0	206.6%	28.1	31.0%
Net cash used in investing activities	(67.5)[1]	(38.6)[2]	75.1%	(113.9)[3]	-40.7%
Net cash provided by financing activities	217.8	531.1	-59.0%	(7.6)	-

Net increase in cash, cash equivalents & short term investments	187.1	504.5	-62.9%	(93.4)	-

1. Excluding R$106.6 mm of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.
2. Excluding R$54.2 mm of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.
3. Excluding R$218.5 mm of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.

COMMENTS ON THE BALANCE SHEET

GOL’s liquidity remained solid during 2Q05. The net cash position at June 30, 2005 was R$818.2mm, an increase of R$171.9mm vs. 1Q05. The Company’s total liquidity was R$1,427mm (cash, short-term investments and accounts receivable) at the end of 2Q05. GOL’s leverage is low and its total debt (including future minimum lease payments) to total capitalization ratio is one of the lowest in the industry worldwide.

At June 30, 2005, the Company had six revolving lines of credit secured by receivables and promissory notes, which allowed for borrowings of up to R$256mm. At June 30, 2005 the outstanding amount under these lines of credit was R$125mm.

Cash Position and Debt (R$ million)	6/30/2005	3/31/2005	% Change
Cash, cash equivalents & short-term investments	942.8	755.7	24.8%
Short-term debt	124.6	109.4	13.9%
Long-term debt	-	-	-

Net cash	818.2	646.3	26.6%

Currently, GOL leases all of its aircraft, as well as airport terminal space, other airport facilities, office space and other equipment. At June 30, 2005, the Company leased 34 aircraft under operating leases, with initial lease term expiration dates ranging from 2006 to 2012.

- 9 / 20 -

Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms at June 30, 2005 in Brazilian Reais were as follows:

Minimum Lease Payments Schedule (R$ thousands)	Total
2005	120,599
2006	235,089
2007	222,856
2008	152,812
2009	110,656
After 2010	62,162

Total minimum lease payments	904,174

Currently, the Company has 60 firm orders and 41 options to purchase Boeing 737-800 Next Generation aircraft. The firm orders are scheduled to be delivered between 2006 and 2012; purchase options are exercisable for delivery between 2007 and 2012. GOL’s expected fleet growth from 2005 to 2010 is as follows (includes firm orders only):

Aircraft	2005	2006	2007	2008	2009	2010
737-300	10	7	3	-	-	-
737-700	22	22	22	22	22	22
737-800	10	20	32	42	56	64

Total	42	49	57	64	78	86

Owned	-	6	19	28	38	46
Leased	42	43	38	36	40	40

- 10 / 20 -

OUTLOOK

GOL will continue to invest in its successful low-fare, low-cost business model. We will continue to evaluate opportunities to expand our operations by adding new flights in Brazil where sufficient market demand exists and expanding into other high-traffic centers in South American countries. We expect to benefit from economies of scale and reduce our average non-fuel cost per available seat kilometer (CASK) as we add additional aircraft to a well-established and highly-efficient operating infrastructure. We anticipate solid third and fourth quarters, thanks to the dedicated effort of our employees in improving productivity throughout the Company.

We expect a stable foreign exchange rate environment for the second half of 2005, supported by good economic fundamentals in the Brazilian economy. We expect that high oil prices will continue to pressure our fuel costs. The scheduled addition of eight new aircraft to our fleet in the second half of 2005 will allow a 65% increase in available seat capacity over the same period in 2004.

Current guidance is based on GOL’s planned capacity expansion and the strong demand for air transportation in Brazil, driven by Brazilian economic fundamentals and demand-stimulating low fares. GOL expects to finish fiscal 2005 in the upper half of its EPS guidance, representing annual EPS growth of over 40%, and earnings per ADS of over US$2.35 (based on current exchange rate forecasts). We plan to continue to popularize air travel in South America through expansion, technological innovation, improved operating efficiency, strict cost management, and the lowest prices.

Financial Outlook (US GAAP)	2005 (full year)
Net Revenues (R$ billion)	+/- R$ 3.0
Earnings per Share (EPS)	R$ 2.85 – 3.15
EBITDAR Margin	38% - 40%
Operating Margin	27% - 29%

- 11 / 20 -

GLOSSARY OF INDUSTRY TERMS

Revenue passengers represents the total number of paying passengers flown on all flight segments.

Revenue passenger kilometers (RPK) represents the numbers of kilometers flown by revenue passengers.

Available seat kilometers (ASK) represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

Breakeven load factor is the passenger load factor that will result in passenger revenues being equal to operating expenses.

Aircraft utilization represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

Block hours refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

Yield per passenger kilometer represents the average amount one passenger pays to fly one kilometer.

Passenger revenue per available seat kilometer represents passenger revenue divided by available seat kilometers.

Operating revenue per available seat kilometer (RASK) represents operating revenues divided by available seat kilometers.

Average stage length represents the average number of kilometers flown per flight.

Operating expense per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

- 12 / 20 -

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. It also has one of the youngest and most modern fleets in the industry that results in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 360 daily flights to 42 major business and travel destinations in Brazil and Argentina, with substantial expansion opportunities. In 2005, GOL plans to grow by increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL listed its shares on the NYSE and the Bovespa in June 2004. For more information, flight times and fares, please access our site at www.voegol.com.br or call 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, or 55 11 2125-3200 from overseas. GOL: Here everyone can fly!

For additional information please contact:

Investor Relations:
e-mail: ri@golnaweb.com.br
Tel: (5511) 5033 4393
Website: www.voegol.com.br (IR section)

Media – U.S.	Media – Brazil
Gavin Anderson & Company	MVL Comunicação
Gabriela Juncadella	Juliana Cabrini or Roberta Corbioli
Ph: 212-515-1957	Ph: (5511) 3049-0343 / 0341
e-mail: gjuncadella@gavinanderson.com	e-mail: juliana.cabrini@mvl.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

- 13 / 20 -

Operating Data
US GAAP - Unaudited
	2Q05	2Q04	% Change

Revenue Passengers (000)	3,124	2,141	45.9%
Revenue Passengers Kilometers (RPK) (mm)	2,239	1,423	57.3%
Available Seat Kilometers (ASK) (mm)	3,086	2,065	49.4%
Load factor	72.6%	68.9%	3.7 pp
Break-even load factor	61.6%	54.0%	7.6 pp
Aircraft utilization (block hours per day)	13.7	13.3	3.0%
Average fare	R$ 174.74	R$ 181.30	-3.6%
Yield per passenger kilometer (cents)	23.4	26.3	-11.0%
Passenger revenue per available set kilometer (cents)	17.0	18.1	-6.1%
Operating revenue per available seat kilometer (RASK) (cents)	18.2	18.7	-2.4%
Operating cost per available seat kilometer (CASK) (cents)	15.5	14.2	9.0%
Operating cost, excluding fuel, per available seat kilometer (cents)	9.2	9.5	-2.7%
Number of Departures	28,750	20,838	38.0%
Average stage length (km)	708	657	7.8%
Avg number of operating aircraft during period	32.0	22.0	45.5%
Full-time equivalent employees at period end	4,002	2,685	49.1%
% of Sales through website during period	78.0%	75.4%	3.4%
% of Sales through website and call center during period	86.5%	81.6%	4.9 pp
Average Exchange Rate (1)	R$ 2.48	R$ 3.05	-18.7%
End of period Exchange Rate (1)	R$ 2.91	R$ 3.11	-6.4%
Inflation (IGP-M) (2)	2.0%	4.0%	-50.0%
Inflation (IPCA) (2)	2.1%	1.6%	31.3%
WTI (avg. per barrel) (3)	$53.28	$38.32	39.0%

(1) Source: Brazilian Central Bank
(2) Source: Fundação Getulio Vargas
(3) Source: Bloomberg

- 14 / 20 -

Consolidated Statement of Operations
US GAAP - Unaudited
R$ 000
	2Q05	2Q04	% Change

Net operating revenues
Passenger	R$ 524,491	R$ 373,785	40.3%
Cargo and Other	37,677	11,741	220.9%

Total net operating revenues	562,168	385,526	45.8%

Operating expenses
Salaries, wages and benefits	56,542	30,053	88.1%
Aircraft fuel	192,618	97,091	98.4%
Aircraft rent	62,390	49,343	26.4%
Aircraft insurance	7,467	5,911	26.3%
Sales and marketing	78,576	53,766	46.1%
Landing fees	21,395	13,218	61.9%
Aircraft and traffic servicing	19,605	19,247	1.9%
Maintenance materials and repairs	10,447	3,453	202.5%
Depreciation	8,275	4,786	72.9%
Other operating expenses	19,876	15,883	25.1%

Total operating expenses	477,191	292,751	63.0%

Operating income	84,977	92,775	-8.4%

Other expense
Financial expense	(5,284)	(2,891)	82.8%
Financial income	36,248	23,156	56.5%
Capitalized interest	5,677	-	nm
Exchange variation loss	(1,681)	-	nm
Other	(9,838)	-	nm

Income before income taxes	110,099	113,040	-2.6%
Income taxes current	(25,074)	(26,660)	-5.9%
Income taxes deferred	(11,648)	(13,151)	-11.4%

Net income	73,377	73,229	0.2%

Earnings per share, basic	$0.38	$0.42	-9.5%
Earnings per share, diluted	$0.37	$0.42	-11.9%

Earnings per ADS, basic - US Dollar	$0.31	$0.27	14.8%
Earnings per ADS, diluted - US Dollar	$0.31	$0.27	14.8%

Basic weighted average shares outstanding	192,914,653	175,043,243	10.2%
Diluted weighted average shares outstanding	193,759,282	175,869,511	10.2%

- 15 / 20 -

Consolidated Balance Sheet
US GAAP - Unaudited
R$ 000
	June 30, 2005	March 31, 2005

ASSETS	2,156,392	1,840,287
Current Assets	1,500,654	1,275,080
Cash and cash equivalents	174,307	93,893
Short-term investments	768,479	661,832
Receivables less allowance	483,944	449,967
Inventories	24,011	21,330
Recoverable taxes and deferred tax	19,921	6,033
Prepaid expenses	23,125	36,223
Other current assets	6,867	5,802
Property and Equipment, net	297,674	232,724
Pre-delivery deposits for flight equipment	170,215	125,288
Other property and equipment	186,388	158,228
Accumulated depreciation	(58,929)	(50,792)
Other Assets	358,064	332,483
Deposits for aircraft leasing contracts	22,892	28,584
Deposits for aircraft maintenance	322,471	291,877
Other	12,701	12,022
LIABILITIES AND SHAREHOLDER'S EQUITY	2,156,392	1,840,287
Current Liabilities	462,354	474,495
Accounts payable	33,576	34,320
Air traffic liability	190,684	136,436
Payroll and related charges	45,420	59,825
Operating leases payable	10,837	10,390
Short-term borrowings	124,556	109,384
Dividends Payable	663	60,676
Sales tax and landing fees	49,874	48,671
Other current liabilities	6,744	14,793
Long Term Liabilities	80,119	80,608
Operating leases payable	-	9,444
Deferred income taxes, net	66,200	54,290
Other liabilities	13,919	16,874
Shareholder's Equity	1,613,919	1,285,184
Preferred Shares (no par value)	828,637	566,023
Common shares (no par value)	41,500	41,500
Additional Paid In Capital	50,031	50,031
Compensation Expenses	(7,432)	(8,656)
Appropriated retained earnings	18,352	18,352
Unappropriated retained earnings	689,182	615,805
Net comprehensive income	(6,351)	2,129

- 16 / 20 -

Consolidated Statement of Cash Flows
US GAAP - Unaudited
R$ 000
	2Q05	2Q04	% Change

Cash flows from operating activities
Net income (loss)	73,377	73,229	0.2%
Adjustments to reconcile net income
provided by operating activities
Amortization of compensation in stocks	1,224	883	38.6%
Depreciation	8,275	4,786	72.9%
Provision for doubtful accounts receivable	(247)	(202)	22.3%
Deferred income taxes	11,648	13,151	-11.4%
Changes in operating assets and liabilities
Receivables	(33,730)	(55,046)	-38.7%
Inventories	(2,681)	(2,075)	29.2%
Prepaid expenses, other assets
and recoverable taxes	(2,533)	17,643	-114.4%
Accounts payable and long-term vendor payable	(10,188)	(16,777)	-39.3%
Deposits for aircraft and engine maintenance	(30,594)	(40,912)	-25.2%
Operating leases payable	(353)	6,671	-105.3%
Air traffic liability	54,248	33,974	59.7%
Payroll and related charges	(14,407)	(13,419)	7.4%
Other liabilities	(17,219)	(9,895)	74.0%

Net cash provided by (used in) operating activities	36,820	12,011	206.6%

Cash flows from investing activities
Deposits for aircraft leasing contracts	5,692	(3,700)	-253.8%
Acquisition of property and equipment	(28,298)	(7,766)	264.4%
Pre-delivery deposits	(44,927)	(27,096)	65.8%
Aquisition of short-term securities	(106,647)	-	nm

Net cash used in investing activities	(174,180)	(38,562)	351.7%

Cash flows from financing activities
Short term borrowings, net	15,173	69,035	-78.0%
Issuance of common and preferred shares	256,734	462,044	-44.4%
Deferred Income tax on issuance costs	5,880	-	nm
Dividends payable	(60,013)	-	nm

Net cash provided by financing activities	217,774	531,079	-59.0%

Net increase in cash and cash equivalents	80,414	504,528	-84.1%

Cash and cash equivalents at beginning of the period	93,893	191,642	-51.0%
Cash and cash equivalents at end of the period	174,307	696,169	-75.0%

Cash, cash equiv. and ST invest. at beg. of the period	755,725	191,642	294.3%
Cash, cash equiv. and ST invest. at end of the period	942,786	696,169	35.4%

Supplemental disclosure of cash
flow information
Interest paid net of amount capitalized	(3,837)	2,567	-249.5%
Income taxes paid	21,529	48,458	-55.6%

- 17 / 20 -

Consolidated Statement of Operations
BR GAAP - Unaudited
R$ 000
	2Q05	2Q04	% Change

Net operating revenues
Passenger	524,491	373,785	40.3%
Cargo and Other	37,677	11,741	220.9%

Total net operating revenues	562,168	385,526	45.8%

Operating expenses
Salaries, wages and benefits	55,318	29,169	89.6%
Aircraft fuel	192,618	97,091	98.4%
Aircraft rent	62,391	49,343	26.4%
Supplementary rent	30,801	25,334	21.6%
Aircraft insurance	7,467	5,911	26.3%
Sales and marketing	78,576	53,766	46.1%
Landing fees	21,395	13,218	61.9%
Aircraft and traffic servicing	19,605	19,246	1.9%
Maintenance materials and repairs	10,447	3,453	202.5%
Depreciation	8,275	4,786	72.9%
Amortization	170	433	-60.7%
Other operating expenses	19,973	15,625	27.8%

Total operating expenses	507,036	317,375	59.8%

Operating income	55,132	68,151	-19.1%

Other expense
Financial income (expense), net	25,121	7,713	225.7%

Income before income taxes	80,253	75,864	5.8%
Income taxes current	(25,074)	(26,907)	-6.8%
Income taxes deferred	(3,659)	178	-2155.6%

Net income	51,520	49,135	4.9%

Net income per share	R$ 0.26	R$ 0.26	0.0%
Net income per ADS - US Dollar	R$ 0.22	R$ 0.17	29.4%
Number of shares by end of period	195,269,054	187,543,243	4.1%

- 18 / 20 -

Consolidated Balance Sheet
BR GAAP - Unaudited
R$ 000
	June 30, 2005	March 31, 2005

ASSETS	1,918,417	1,618,058
Current Assets	1,523,900	1,285,511
Cash and cash equivalents	942,786	755,725
Receivables less allowance	483,944	449,967
Inventories	24,011	21,330
Recoverable taxes and deferred tax	19,921	11,870
Prepaid expenses	50,362	43,795
Other current assets	2,876	2,824
Long Term Assets	96,605	101,908
Deposits	30,866	36,598
Deferred Taxes	26,587	28,682
Prepaid Expenses	27,360	24,606
Other	11,792	12,022
Property and Equipment, net	297,912	230,639
Investments	1,499	866
Pre-delivery deposits for flight equipment	170,215	121,280
Property and equipment	123,148	107,436
Deferred	3,050	1,057
LIABILITIES AND SHAREHOLDERS' EQUITY	1,918,417	1,618,058
Current liabilities	462,364	474,390
Short-term borrowings	124,556	109,384
Accounts payable	33,066	34,320
Operating leases payable	10,837	10,390
Payroll and related charges	45,420	59,826
Sales tax and landing fees	14,892	12,779
Taxes and contributions payable	34,983	35,892
Air traffic liability	191,193	136,436
Dividends Payable	-	60,676
Other current liabilities	7,417	14,687
Long Term Liabilities	18,125	28,590
Operating leases payable	2,729	3,526
Accounts payable	-	9,444
Provision for contingencies	11,190	13,347
Deferred taxes	4,206	2,273
Shareholders' Equity	1,437,928	1,115,078
Capital	990,804	719,474
Capital Reserves	89,556	89,556
Revenue Reserves	194,793	194,793
Retained earnings	162,775	111,255

- 19 / 20 -

Consolidated Statements of Cash Flows
BR GAAP - Unaudited
R$ 000
	2Q05	2Q04

Cash flows from operating activities
Net income (loss)	51,520	49,135
Adjustments to reconcile net income
provided by operating activities:
Depreciation	8,275	4,785
Amortization	170	433
Provision for doubtful accounts receivable	439	(201)
Provision for contingencies	(2,157)	(1,071)
Deferred income taxes	3,659	(178)
Changes in operating assets and liabilities
Receivables	(34,416)	(55,046)
Inventories	(2,681)	(1,417)
Prepaid expenses, other assets
and recoverable taxes	(18,758)	10,803
Accounts payable and long-term vendor payable	(10,698)	(11,016)
Deposits for aircraft and engine maintenance	-	(13,320)
Operating leases payable	(350)	712
Air traffic liability	54,757	33,974
Payroll and related charges	(14,406)	(10,656)
Other liabilities	(4,806)	(9,886)

Net cash provided by (used in) operating activities	30,548	(2,949)
Cash flows from investing activities
Investments	(633)	(450)
Deposits for aircraft leasing contracts	5,732	6,586
Pre-delivery deposits	(44,927)	(27,246)
Acquisition of property and equipment	(30,158)	(7,616)

Net cash used in investing activities	(69,986)	(28,726)
Cash flows from financing activities
Short term borrowings, net	15,172	69,035
Issuance of common and preferred shares	271,330	496,355
Dividends payable	(60,003)	-
Goodwill special reserve	-	(29,187)

Net cash provided by financing activities	226,499	536,203
Net increase in cash and cash equivalents	187,061	504,528
Cash and cash equivalents at beginning of the period	755,725	-

Cash and cash equivalents at end of the period	942,786	504,528

- 20 / 20 -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 02, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.